Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated December 21, 2023

To

Prospectuses and Statement of Additional Information for Class A Shares,
Class C Shares, Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares and
Class W Shares, each dated April 28, 2023, as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses and Statement of Additional Information of CION Ares Diversified Credit Fund (the “Fund”). This supplement is part of, and should be read in conjunction with, the Prospectuses and Statement of Additional Information. The Prospectuses and Statement of Additional Information have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this supplement have the same meanings as in the Prospectuses and Statement of Additional Information, as applicable, unless otherwise stated herein.

Michael Smith will be added as a portfolio manager of the Fund, effective January 1, 2024. Michael Smith has also been appointed to serve as a vice president of the Fund, effective January 1, 2024.

Accordingly, effective January 1, 2024, the following changes are made to the Fund’s Prospectuses and Statement of Additional Information, as applicable:

The first paragraph of the section of each Prospectus entitled “Investment Objective, Opportunities and Strategies—The Investment Process” is hereby replaced in its entirety with the following:

The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Advisor’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.

The fifth paragraph of the section of each Prospectus entitled “Investment Objective, Opportunities and Strategies—The Investment Process” is hereby replaced in its entirety with the following:

The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

The first and second paragraphs of the section of each Prospectus entitled “Management of the Fund—Investment Personnel” are hereby replaced in their entirety with the following:

The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by twelve additional members of the Sub-Advisor’s Allocation Committee.

Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Advisor’s Allocation Committee:

The biographical information relating to Michael Smith in the section of each Prospectus entitled “Management of the Fund—Investment Personnel” is hereby replaced in its entirety with the following, which shall appear immediately after the biographical information relating to Messrs. Goldstein and Margolies in that section:

Michael Smith

Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”). He also serves as a director of Ares Capital Corporation (“ARCC”) and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of the Investment Committee, Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.

The following information relating to Michael Smith is added to the section of the Statement of Additional Information entitled “Management of the Fund—Executive Officers”:

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael Smith 1971	Vice President	2024	Michael Smith is a Partner in and Co-Head of the Ares Credit Group and serves on the Ares Executive Management Committee. Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF and is an interested director of ARCC. Michael Smith is a member of the Investment Committee, Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee, and the Infrastructure and Power Group Funds Investment Committee.

The section of the Statement of Additional Information entitled “Portfolio Management” is hereby replaced in its entirety with the following:

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2022 for Mitch Goldstein and Greg Margolies and as of September 30, 2023 for Michael Smith: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Mitch Goldstein
Registered Investment Companies	2	$27,090	2	$27,090
Other Pooled Investment Vehicles	4	$20,041	4	$20,041
Other Accounts	25	$18,128	22	$13,161
Greg Margolies
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	2	$2,228	2	$2,228
Other Accounts	3	$1,758	3	$1,758
Michael Smith
Registered Investment Companies	2	$29,851	2	$29,851
Other Pooled Investment Vehicles	3	$9,205	3	$9,205
Other Accounts	0	$0	0	$0

Compensation of Portfolio Managers

The Advisors’ financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The portfolio managers may receive, all or some combination of, salary, an annual bonus and interests in the carried interest in certain of Ares’ funds.

Base Compensation

Generally, when portfolio managers receive base compensation it is based on their individual seniority and their position within the firm.

Discretionary Compensation

In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers, as of December 31, 2022 for Mitch Goldstein and Greg Margolies, and as of September 30, 2023 for Michael Smith.

Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Mitch Goldstein	None
Greg Margolies	None
Michael Smith	None

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

Please retain this Supplement with your Prospectus and Statement of Additional Information.